                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 12)/1/


                            Ramsay Health Care, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01
                   -----------------------------------------
                         (Title of Class of Securities)

                                   751582206
                   -----------------------------------------
                                 (CUSIP Number)

                             Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                                (212) 880-6000
                   -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                                December 1, 1998
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 13 pages)

--------------------------

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul Ramsey Hospitals Pty. Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) X
      (b)
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New South Wales, Australia
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY               2,058,332
 OWNED BY EACH     -----------------------------------------------------------
REPORTING PERSON     8.   SHARED VOTING POWER
     WITH
                             9,175,917
                   -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER

                             2,058,332
                   -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

                             9,175,917
------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        11,234,249
------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.9%
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul Ramsay Holdings Pty. Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) X
      (b)
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New South Wales, Australia
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                             6,874,710
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                2,301,207
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                             6,874,710
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                             2,301,207
------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,175,917
------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.8%
------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON

       CO
------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ramsay Holdings HSA Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  X
      (b)
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Barbados
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                             2,301,207
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                              2,301,207
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,301,207
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Ramsay
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) X
      (b)
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Australian
------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
     NUMBER OF
                             82,750
      SHARES       -----------------------------------------------------------
                    8.     SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                11,234,249
                   -----------------------------------------------------------
       EACH         9.     SOLE DISPOSITIVE POWER

    REPORTING
                             82,750
      PERSON       -----------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
       WITH
                             11,234,249
------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,316,999
------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       52.2%
------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------

          NOTE: This Amendment No. 12 ("Amendment No. 12") restates and amends Items 1, 2, 3, 4, 5 and 7 of Amendment No. 11 dated October 30, 1998 to the Statement of Schedule 13D dated September 4, 1987 (the "Statement") filed with respect to the equity securities of Ramsay Health Care, Inc., a Delaware corporation ("RHCI").

Item 1.  Security and Issuer.
         -------------------

          The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of RHCI. The principal executive offices of RHCI are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

Item 2.  Identity and Background.
         -----------------------

          This Amendment No. 12 is being filed by (a) Ramsay Holdings HSA Limited, an international business company organized under the laws of Barbados ("RHL"), which is owned by Paul Ramsay Holdings Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Holdings"), 23% of the capital stock of which is owned by Paul Ramsay Hospitals Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Hospitals") and 77% of the capital stock of which is owned by Paul J. Ramsay ("Ramsay"), (b) Holdings, (c) Hospitals and (d) Ramsay.

          The principal business of RHL is the ownership of voting securities of RHCI. The principal business offices of RHL are located at c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

          The principal business of Holdings is the provision of services to hospitals and real estate development companies. The principal business offices of Holdings are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          The principal business of Hospitals is the ownership of securities for investment purposes. The business offices of Hospitals are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          The principal office of Ramsay is 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          During the last five years, none of RHL, Holdings, Hospitals or Ramsay have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it or he, as applicable, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding (i) the executive officers and Directors of RHL, Holdings and Hospitals (ii) the persons controlling RHL, Holdings and Hospitals and (iii) Ramsay, who ultimately controls Hospitals, Holdings and RHL.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          On December 1, 1998, pursuant to the Amended and Restated Exchange Agreement dated as of October 26, 1998 between Holdings and RHCI, Holdings received 4,286,222 shares of Common Stock in exchange for $400,000 of subordinated indebtedness owed by RHCI to Holdings and in exchange for 4,000 shares of outstanding RHCI Class B Preferred Stock, Series 1997-A, $1.00 par value.

Item 4.  Purpose of Transaction.
         ----------------------

          Ramsay, Hospitals, Holdings and RHL acquired the shares of Common Stock referred to in Item 3 for the purpose of investment.

          Ramsay, Hospitals, Holdings and RHL intend to continue to review their investment in RHCI. Depending upon future evaluations or the business prospects of RHCI and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Ramsay, Hospitals, Holdings and RHL may determine to increase or decrease their investment in RHCI by acquiring or disposing of additional Common Stock or other equity securities of RHCI.

Item 5.  Interest in Securities of Issuer
         --------------------------------

          (a) As of the close of business on December 10, 1998, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 11,316,999 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 52.2% of the Common Stock (such amount consists of (x) 11,234,249 shares of Common Stock beneficially owned by Hospitals, (y) 17,750 shares of Common Stock owned by Ramsay and (z) 65,000 shares of Common Stock issuable upon the exercise of currently exercisable options owned directly by Ramsay), (ii) Hospitals beneficially owned, for purposes of Rule 13d-3 under the Act, 11,234,249 shares of Common Stock, constituting, to the best knowledge of Hospitals, approximately 51.9% of the Common Stock (such amount includes (a) 5,912,880 shares of Common Stock owned directly by Holdings, (b) 1,588,177 shares of Common Stock owned directly by RHL, (c) 1,000,000 shares of Common Stock issuable upon the conversion of 100,000 shares of RHCI Series 1996 Preferred Stock owned directly by Hospitals, (d) 1,424,860 shares of Common Stock issuable upon the conversion of 71,183 shares of Class B preferred stock, series C (the "Series C Preferred Stock") owned directly by Holdings and 71,303 shares of Series C Preferred Stock owned directly by RHL, (e) 141,666 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Hospitals and (f) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings), (iii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 9,175,917 shares of Common Stock, constituting, to the best knowledge of Holdings, approximately 44.8% of the Common Stock (such amount includes (x) 1,588,177 shares of Common Stock owned directly by RHL, (y) 1,424,860 shares of Common Stock issuable upon the conversion of 71,183 shares of Series C Preferred Stock owned directly by Holdings and 71,303 shares of Series C Preferred Stock owned directly by RHL and
(z) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings), and (iv) RHL beneficially owned, for purposes of Rule 13d-3 under the Act,

2,301,207 shares of Common Stock constituting, to the best knowledge of RHL, approximately 11.8% of the Common Stock (such amount includes 713,030 shares of Common Stock issuable upon the conversion of 71,303 shares of Series C Preferred Stock owned directly by RHL). Ramsay, Hospitals, Holdings and RHL constitute a "group" within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership of the shares of Common Stock which were not owned directly by such person.

          (b) Except as set forth in Item 6 of the Statement (i) Ramsay has shared power to vote or to direct the voting and to dispose or direct the disposition of 8,417,723 shares of Common Stock, 100,000 shares of Series 1996 Preferred Stock, 142,486 shares of Series C Preferred Stock and 391,666 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 17,750 shares of Common Stock and 65,000 shares issuable upon the exercise of currently exercisable options to purchase Common Stock, (ii) Hospitals has shared power to vote or to direct the voting and to dispose or direct the disposition of 7,501,057 shares of Common Stock, 142,486 shares of Series C Preferred Stock and 250,000 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 916,666 shares of Common Stock, 100,000 shares of Series 1996 Preferred Stock and 141,666 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, (iii) Holdings has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,588,177 shares of Common Stock and 71,303 shares of Series C Preferred Stock and sole power to vote or to direct the voting and to dispose or direct the disposition of 1,626,658 shares of Common Stock, 71,183 shares of Series C Preferred Stock and 250,000 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock and (iv) RHL has sole power to vote or to direct the voting and to dispose or direct the disposition of 1,588,177 shares of Common Stock and 71,303 shares of Series C Preferred Stock.

          (c) Except as set forth in Item 3 of this Statement, during the past 60 days neither Ramsay, Hospitals, Holdings nor RHL has effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding Items 5(a)-(c) with respect to (i) the executive officers of Hospitals, Holdings and RHL, (ii) the persons controlling Hospitals, Holdings and RHL and (iii) Ramsay.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          Exhibit 1 - Power of Attorney from RHL.
          ---------

          Exhibit 2 - Power of Attorney from Holdings.
          ---------

          Exhibit 3 - Power of Attorney from Hospitals.
          ---------

          Exhibit 4 - Power of Attorney from Ramsay.
          ---------

ADDENDUM A
----------
          Additional information required by Items 2 and 5 of Schedule 13D

                                   ---------

          The name and principal occupation or employment of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is set forth below.

          Unless otherwise noted below, the principal business address of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is c/o Ramsay Health Care Pty. Limited, 9th Floor, 154 Pacific Highway, St. Leonards, New South Wales 2065, Australia.

          Unless otherwise noted below, each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is a citizen of Australia.

          Dennis H.L. Chandler, a Director of RHL, is a citizen of Barbados with a business address at Dowell Chambers, Room 206, Dowell House, Corner Roebuck and Palmetto Streets, Bridgetown, Barbados. Mr. Chandler is principally engaged in the practice of law.

          Hospitals, Holdings and RHL are controlled by Ramsay. Ramsay is an owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses.

          During the last five years, none of Hospitals, Holdings, RHL, Ramsay or the directors and executive officers of Hospitals, Holdings or RHL set forth below, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          To the best of the knowledge of Hospitals, Holdings, RHL and Ramsay, except as set forth in Item 3 of this Statement and in the table below, none of Hospitals, Holdings, RHL or the directors or executive officers specified below, including Ramsay, is the beneficial owner of any of RHCI's securities nor have any of them effected any transaction in any such security during the past 60 days. However, if, after further investigation, Hospitals, Holdings, RHL or Ramsay becomes aware of any such ownership or any such transaction and as a result, the information disclosed in this Schedule 13D is materially inaccurate, Hospitals, Holdings, RHL and Ramsay will promptly file an amendment to this
Schedule 13D with the Securities and Exchange Commission.

                Paul Ramsay Hospitals Pty. Limited ("Hospitals")

                                                                                Beneficial Ownership
                                               Present Principal                         of
              Name                                 Occupation                       Common Stock
--------------------------------  --------------------------------------------  ---------------------
Paul J. Ramsay                    Director of Hospitals;                                   11,316,999(1)
                                  Director of Holdings; Director of RHL;
                                  owner, director and executive officer of
                                  various companies in the health care, real
                                  estate development, communications and
                                  broadcasting businesses

Michael S. Siddle                 Director of Hospitals;                                       42,750
                                  Director and Company
                                  Secretary of Holdings; holds various
                                  executive positions with corporations
                                  controlled by Ramsay

Peter J. Evans                    Director of Hospitals;                                       66,083
                                  Director of Holdings; Director of RHL;
                                  holds various executive positions with
                                  corporations controlled by Ramsay

                 Paul Ramsay Holdings Pty. Limited ("Holdings")

                                               Present Principal                Beneficial Ownership of
              Name                                 Occupation                         Common Stock
--------------------------------  --------------------------------------------  ------------------------
Paul J. Ramsay                    Director of Hospitals;                                   11,316,999(1)
                                  Director of Holdings; Director of RHL;
                                  owner, director and executive officer of
                                  various companies in the health care, real
                                  estate development, communications and
                                  broadcasting businesses

Michael S. Siddle                 Director of Hospitals;                                       42,750
                                  Director and Company Secretary of Holdings;
                                  holds various executive positions with
                                  corporations controlled by Ramsay

Peter J. Evans                    Director of Hospitals;                                       66,083
                                  Director of Holdings; Director of RHL;
                                  holds various executive positions with
                                  corporations controlled by Ramsay

M. Clare Wake                     Company Secretary of Holdings and certain                         0
                                  of its affiliates

John Charles Needham              Company Secretary of Holdings and certain                         0
                                  of its affiliates

                      Ramsay Holdings HSA Limited ("RHL")

                                             Present Principal             Beneficial Ownership of
              Name                               Occupation                      Common Stock
---------------------------------  --------------------------------------  ------------------------
Paul J. Ramsay                     Director of Holdings; Director of                  11,316,999(1)
                                   RHL; owner, director and executive
                                   officer of various companies in the
                                   health care, real estate development,
                                   communications and broadcasting
                                   businesses

Peter J. Evans                     Director of Holdings; Director of                      66,083
                                   RHL; holds various executive
                                   positions with corporations
                                   controlled by Ramsay

Dennis H.L. Chandler               Director of RHL                                             0

_____________________
(1) Ramsay's beneficial ownership of Common Stock includes 11,234,249 shares of Common Stock beneficially owned by Hospitals (see Item 5), which entity Ramsay controls.

SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1998

                         PAUL J. RAMSAY

                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact

                         PAUL RAMSAY HOSPITALS PTY. LIMITED

                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact



                         PAUL RAMSAY HOLDINGS PTY. LIMITED

                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact



                         RAMSAY HOLDINGS HSA LIMITED

                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact

Index to Exhibits
-----------------
                                                                          Page
                                                                          Number
                                                                          ------

Exhibit 1 - Power of Attorney from RHL (incorporated by reference to Exhibit 11
---------
to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting Persons). --

Exhibit 2 - Power of Attorney from Holdings (incorporated by reference to
---------
Exhibit 12 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting Persons). --

Exhibit 3 - Power of Attorney from Hospitals (incorporated by reference to
---------
Exhibit 3 to Amendment No. 10 to Schedule 13D dated June 30, 1997 filed by the Reporting Persons). --


Exhibit 4 - Power of Attorney from Ramsay (incorporated by reference to Exhibit
---------
13 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting Persons). --